Filed pursuant to Rule 433

Registration No. 333-121363

Relating to prospectus supplement dated August 3, 2006

August 2, 2006

Final Term Sheet ¥ 75,000,000,000 Floating Rate Global Notes due 2011

Terms:	Certain specific terms of the notes are as described in this term sheet. Certain other terms of the notes are described under the following link: http://www.sec.gov/Archives/edgar/data/ 821533/000132693206000203/w01322exv7wg.htm#104. In case of any inconsistency, the specific terms in this term sheet apply.

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	¥ 75,000,000,000

Denomination:	¥ 1,000,000

Maturity Date:	August 8, 2011

Redemption Amount:	100%

Interest:

3-month ¥-LIBOR minus the Margin

The notes shall bear interest on their principal amount during each three-month period from (and including) August 8, 2006 (the “Interest Commencement Date”) to (but excluding) November 8, 2006 and thereafter from (and including) each Interest Payment Date to (but excluding) the next following Interest Payment Date (each such three-month period, an “Interest Period”). Interest on the notes shall be payable on each Interest Payment Date. The interest will never be less than zero. The interest rate applicable for an Interest Period will be determined on the applicable Interest Determination Date (as defined below).

Margin:	0.215%

3-month ¥-LIBOR:	3-month ¥-LIBOR will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in Japanese yen for that Interest Period which appears on the Screen Page (as defined below) as of 11.00 a.m. (London time) on the applicable Interest Determination Date minus the Margin (as defined below), all as determined by the Calculation Agent (as defined below).

Screen Page:

LIBOR Moneyline Telerate Page 3750

If, as at such time, the Moneyline Telerate Page 3750 is not available or if no such quotation appears, the Calculation Agent will request the principal London office of each of the Reference Banks (as defined below) to provide a quotation of its rate at which deposits in Japanese yen are offered by it at approximately 11.00 a.m. London time, on the applicable Interest Determination Date to prime banks in the London interbank market for a period of the Designated Maturity (as defined below) commencing on the first day of the relevant Interest Period and in a Representative Amount (as defined below), assuming the Day Count Fraction (as defined below).

If at least two quotations are provided, the rate for that Interest Period will be the arithmetic mean (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards) of the quotations minus the Margin. If fewer than two quotations are provided as requested, the rate for that Interest Period will be the arithmetic mean (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards) of the rates quoted by major banks in Tokyo, selected by the Calculation Agent, at approximately 11.00 a.m. Tokyo time, on that Interest Determination Date for loans in Japanese yen to leading European banks for a period of the Designated Maturity commencing on the first day of the relevant Interest Period and in a Representative Amount, minus the Margin.

“Designated Maturity” means a period equivalent to the Interest Period.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

“Reference Banks” as used herein means four major banks in the London interbank market, selected by the Calculation Agent.

Interest Payment Dates:	Every February 8, May 8, August 8 and November 8, beginning on November 8, 2006, subject to the Business Day Convention.

Interest Determination Dates:	2 London business days prior to the commencement of the relevant Interest Period.

Interest Amount:

The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest and calculate the amount of interest payable on the notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction to the Aggregate Principal Amount of the notes and rounding the resultant figure to the nearest Japanese yen, with 0.5 yen being rounded upwards.

The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and to the noteholders as set forth in the prospectus supplement as soon as possible after their determination, but in no event later than the fourth London Business Day thereafter and, if required by the rules of the Luxembourg Stock Exchange, to the Luxembourg Stock Exchange as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to the Luxembourg Stock Exchange and to the noteholders in accordance with the notice procedures described in the prospectus supplement.

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for these purposes by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent, the Paying Agent and the noteholders.

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Day:	For payments in ¥: Tokyo For payments in USD: New York, Tokyo

Business Day Convention:

Modified Following, adjusted

If any Interest Payment Date (other than the Maturity Date) would otherwise be a day that is not a Business Day, the relevant date will be postponed to the next day that is a Business Day; provided, however, that, if that date would fall in the next succeeding calendar month, such date will be the immediately preceding Business Day. If any such Interest Payment Date is postponed or brought forward as described above, the Interest Amount will be adjusted accordingly and the noteholder will be entitled to more or less interest, respectively.

If the Maturity Date is not a Business Day, the payment of principal and interest will not be made until the next following Business Day, and no further interest shall be paid in respect of the delay in such payment.

Day Count Fraction:	ACT/360 (when calculating an amount of interest on any note for any period of time, the actual number of days in that period divided by 360).

Date of Pricing:	August 1, 2006

Closing Date:	August 8, 2006

Currency of Payments:	USD unless noteholder elects payment in JPY

Price to Public/Issue Price:	100.0%

Underwriting Commissions:	0.10%

Proceeds to KfW:	99.9%

Format:	SEC registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Governing Law/Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769BV5

ISIN:	US500769BV51

Rating of the Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Manager:	Merrill Lynch International

Co-Lead Managers:	Mizuho International plc UBS Limited

Stabilization Manager:	Merrill Lynch International

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. (Certain information on the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/821533/000132693206000203/w01322exv7wg.htm#104 and KfW’s base prospectus relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000115697306000021/f01146b5e424b5.htm#301). Alternatively, any manager participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 1 (866) 500-5408.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.